601 Lexington Avenue
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Brad A. Green, P.C.	United States
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brad.green@kirkland.com
www.kirkland.com

June 27, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Eileen Smiley

Michael Spratt

Thankam Varghese

Brian Szilagyi

Re:	Adams Street Private Equity Navigator Fund LLC
Registration Statement on Form N-2 (333-286321; 811-24072)

Dear Ladies and Gentlemen:

On behalf of Adams Street Private Equity Navigator Fund LLC, a Delaware limited liability company (the “Fund”), we hereby respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding Pre-Effective Amendment No. 2 to the Fund’s Registration Statement under the Investment Company Act of 1940, as amended (the “1940 Act”), and the Securities Act of 1933, as amended (the “Securities Act”), on Form N-2, filed on June 20, 2025 (File Nos. 333-286321 and 811-24072) (the “Registration Statement”) and the Fund’s correspondence to the Staff, dated June 13, 2025 (the “Prior Correspondence”), transmitted by telephone on June 26, 2025 by Eileen Smiley of the Staff to Brad A. Green, P.C. of Kirkland & Ellis LLP, counsel to the Fund, and on June 27, 2025 by Brian Szilagyi of the Staff to Mr. Green and William P. Lane of Kirkland & Ellis LLP.

For your convenience, set forth below is a transcription of the Staff’s comments and the Fund’s responses thereto. Please note that we have not independently verified information provided by the Fund. References in the responses to the Fund’s Prospectus or Statement of Additional Information are to those filed as part of the applicable Registration Statement. References to “Prior Comments” are to those set forth in the Prior Correspondence. Capitalized terms used but not defined herein have the meanings assigned to them in the Registration Statement.

1.	The Staff requests that Section 3.9 of the LLCA be revised further to state, explicitly, that the duties of Directors, officers or the Adviser include state law fiduciary duties of loyalty and care.

Response:

The LLCA has been further revised as follows, and will be filed as Exhibit (a)(2) to Pre-Effective Amendment No. 3 to the Registration Statement:

To the fullest extent permitted by applicable law, the Members agree that the terms and provisions of this Agreement, to the extent that they restrict or eliminate the duties and liabilities of a Member, officer of the Fund, a Director or other Person to the Fund or any

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June 27, 2025

Member otherwise existing at law or in equity, replace such other duties and liabilities of such Member, officer of the Fund, Director or other Person. Notwithstanding anything to the contrary in this Agreement modifying, restricting or eliminating the duties or liabilities of Directors, officers or the Adviser, nothing in this Agreement and the By-Laws of the Fund shall apply to, or in any way limit, the duties (including state law fiduciary duties of loyalty and care) or liabilities of such persons with respect to such matters arising under the federal securities laws. Further, the provisions of Section 3.6, Section 3.7 and any other exculpation or indemnification provisions of this Agreement do not restore or create, whether in contract or otherwise, any such duties or liabilities.

2.

Please supplementally confirm that a prospective investor who misses an acceptance date and determines to participate in the following month’s closing will receive a number of Shares based on an NAV per Share determined in accordance with the requirements of Section 23(b) of the 1940 Act.

Response:

The Fund supplementally provides the requested confirmation. As an illustrative example, a prospective investor who misses the acceptance date for the August closing (on August 1) and determines to participate in the September closing (on September 2) will receive a number of Shares based on the Fund’s NAV per Share as of the close of business on August 29 (i.e., the NAV per Share as of the last business day of the prior month)—and not based on the Fund’s NAV per Share as of July 31 (i.e., the NAV per Share that the prospective investor would have received in connection with the August closing).

3.

Please supplementally confirm whether the prior performance set forth in Appendix A (i) is presented gross of fees and expenses or (ii) has been adjusted to reflect the actual fees and expenses of the Fund.

Response:

As disclosed in Appendix A, the performance information: (i) is presented net of certain fees and expenses (as disclosed therein and noted below); and (ii) has not been adjusted to reflect the Fund’s fees and expenses.

As disclosed in Appendix A, the performance information “reflects all fees and expenses incurred by the Predecessor Fund”. In addition, given the prior master-feeder structure, the Fund believes that it also is appropriate for the performance information to reflect the “management fee and incentive allocation charged at the Adams Street feeder fund level (as the Predecessor Fund did not directly charge such a fee or allocation)”.

4.

Please supplementally confirm whether the prior performance set forth in Appendix A was computed in accordance with Item 26(b)(1) of Form N-1A, as required by Instruction 4.g(2)(B) to Item 24 of Form N-2.

Response:

The Fund supplementally provides the requested confirmation. In light of the fact that the performance information has been standardized in accordance with Item 26(b)(1) of Form N-1A, the Fund does not believe that any additional disclosure is required.

June 27, 2025

5.	Please supplementally confirm whether the Predecessor Fund experienced any material redemptions during the one-year period prior to the conversion into the Fund.

Response:

The Predecessor Fund did not experience any material redemptions during the one-year period prior to the conversion into the Fund. As noted in the Fund’s comment response letter dated May 12, 2025, the Predecessor Fund experienced an increase in its AUM during such period.

6.	Please supplementally confirm that investors are not charged any fees to participate in the Fund’s distribution reinvestment plan (the “DRIP”).

Response:

The Fund supplementally provides the requested confirmation.

7.	Please present the Incentive Fee line item in the fee table as zero, revise the corresponding footnote accordingly and update the expense examples accordingly.

Response:

The Fund will present the Incentive Fee line item in the fee table as zero and update the expense examples accordingly. The Fund also will revise the relevant footnote to the Incentive Fee line item in the fee table as follows:

~~For purposes of the fee table, the Fund has assumed that it will earn an Incentive Fee for the fiscal year ending March 31, 2026 based on the performance return earned by the Predecessor Fund during the period April 1, 2024 to March 31, 2025.~~ Because the Incentive Fee is speculative, no Incentive Fee is presented for the initial year of the Fund’s operations.

8.

Please include a statement in the narrative disclosure preceding the expense examples on page 17 of the Prospectus that the Annual Expenses underlying the expense examples have been reduced after the first year of the three-, five- and ten-year examples to reflect the completion of organization expense amortization.

Response:

The Fund will revise the disclosure as follows, as requested by the Staff:

The examples assume that all distributions are reinvested at NAV and that the percentage amounts listed under Annual Expenses remain the same (except that the examples incorporate the fee waiver and expense reimbursement arrangements from the Expense Limitation Agreement for only the one-year example and the first year of the three-, five- and ten-year examples, and the Annual Expenses have been reduced after the first year of the three-, five- and ten-year examples to reflect the completion of organization expense amortization).

June 27, 2025

9.

Please supplementally confirm, further to footnote 6 to the fee table, that, during the fiscal year ending March 31, 2026, the Fund intends to (i) remain invested in certain of the Portfolio Funds in which the Predecessor Fund invested and (ii) invest, based on the anticipated net proceeds of the offering, in certain additional Portfolio Funds.

The Fund supplementally provides the requested confirmation.

10.	Please revise the disclosure in Appendix A to include reference to the audit standards employed in connection with the audits of the Predecessor Fund’s financial statements.

Response:

The Fund will revise the disclosure as follows, as requested by the Staff:

The financial statements of the Predecessor Fund were audited for all fiscal years through December 31, 2024 in accordance with auditing standards generally accepted in the United States of America ~~that the Predecessor Fund was in existence~~.

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If you have any questions, please feel free to contact the undersigned by telephone at (212) 446-4839 (or by email at brad.green@kirkland.com). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ Brad A. Green, P.C.
Brad A. Green, P.C.

cc:	Eric R. Mansell, Adams Street Advisors, LLC
Lizzie Gomez, Adams Street Advisors, LLC
Nicole M. Runyan, P.C., Kirkland & Ellis LLP